A 3/31

06006709

AB 3/27/06 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2006 199 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Russo (805) 573-1856
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company LLP
(Name – *if individual, state last, first, middle name*)

246 First Street, 5th Floor	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CS Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RUTZEL M. CASTILLO
Commission # 1350615
Notary Public - California
Los Angeles County
My Comm. Expires Apr 9, 2006

Rutzel M. Castillo
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CS SECURITIES, INC.
TABLE OF CONTENTS
For the years ended December 31, 2005 and 2004

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of CS Securities, Inc.:

We have audited the accompanying statements of financial condition of CS Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 18, 2006

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

CS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash	$ 61,429	$ 32,905
Total current assets	61,429	32,905
Total assets	$ 61,429	$ 32,905
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 20,300	$ 650
State taxes payable	2,345	-
Total current liabilities	22,645	650
Stockholder's equity:		
Common stock, $.10 cents par value; 100,000 shares authorized, issued and outstanding	10,000	10,000
Retained earnings	28,784	22,255
Total stockholder's equity	38,784	32,255
Total liabilities and stockholder's equity	$ 61,429	$ 32,905

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Consulting revenue	$ 341,500	$ 514,975
Interest income	1,558	184
Total revenue	343,058	515,159
EXPENSES		
Consulting fees	-	485,558
Accounting and legal	12,835	13,640
General and administrative	120,055	8,169
Taxes and insurance	494	625
Total operating expenses	133,384	507,992
Net income before provision for state income taxes	209,674	7,167
Provision for state income taxes	(3,145)	(800)
Net income	$ 206,529	$ 6,367

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2005 and 2004

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2004	100,000	$ 10,000	$ 15,888	$ 25,888
2004 net income	-	-	6,367	6,367
Balance, December 31, 2004	100,000	10,000	22,255	32,255
Distributions			(200,000)	(200,000)
2005 net income	-	-	206,529	206,529
Balance, December 31, 2005	100,000	$ 10,000	$ 28,784	$ 38,784

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 206,529	$ 6,367
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts payable	19,650	250
Increase in state taxes payable	2,345	-
Net cash provided by operating activities	228,524	6,617
Cash flows from financing activities:		
Capital distributions	(200,000)	-
Cash at beginning of year	32,905	26,288
Cash at end of year	$ 61,429	$ 32,905
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 800	$ 800

see notes to financial statements

CS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2005 and 2004

1. Organization

CS Securities, Inc. ("CSS"), a California S-Corporation, was formed on January 18, 1996 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. CSS's purpose, as a licensed broker-dealer, is to act as a finder in connection with real estate holding companies' liquidation of real estate holdings. In addition, CSS may also structure and sell private offerings on a best efforts basis to institutional investors only.

CSS is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i). CSS is a member of the National Association of Securities Dealers, Inc.

CSS is a member of the Securities Investor Protection Corporation ("SIPC"). SIPC has suspended assessments based on net operating revenue at the time of this report. Therefore, a SIPC supplemental report is not included.

2. Summary of significant accounting policies

Method of accounting
CSS prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America. CSS's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalent
For purposes of the statement of cash flows, CSS considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Income taxes
CSS has elected to be taxed as an S corporation on its federal and California income tax returns. As an S corporation, CSS is generally not subject to federal income tax and is subject to California income tax at a reduced rate of 1.5%.

Concentration of credit risk
CSS places its temporary cash investments with high credit quality financial institutions. At times, the account balances may exceed the institution's federally insured limits. CSS has not experienced any losses in such accounts.

Revenue recognition
Consulting revenue is recognized at the completion of sales transactions or the trade date.

3. Net capital

CSS does not receive or hold customer securities or cash. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2005 and 2004, CSS had net capital of $39,000 and $31,597, and required net capital of $5,000.

4. S-corporation status

CSS has elected under the Internal Revenue Code to be an S-corporation. An S-corporation does not pay federal income tax and pays state income tax at a rate of 1.5% with a minimum franchise tax of $800. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the corporation's taxable income. As of December 31, 2005 and 2004, CSS has one shareholder.

5. Related party transactions

William Chadwick is the 100% sole shareholder of CSS. Mr. Chadwick is also 100% sole shareholder of Chadwick & Company ("CC") and has a 41.25% interest in Chadwick Saylor & Co., Inc. ("CSC"). CC and CSC charge CSS for consulting fee expense. In 2004, CSS paid $485,558 of consulting fee expense related to services provided by CC and CSC. There was no consulting fee expense in 2005. As of December 31, 2005 and 2004, no consulting fee was outstanding. Also, as of December 31, 2005 and 2004, $20,300 and $650, respectively, was payable for operating expenses. CSS engages CC and CSC as its primary provider of financial consulting and due diligence services.

SUPPLEMENTAL INFORMATION

CS SECURITIES, INC.

RECONCILIATIONS OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2005 and 2004

	2005	2004
Total Stockholder's equity at end of year	$ 38,784	$ 32,255
Adjustments:		
Non-allowable assets	(1,229)	(658)
Net capital	$ 37,555	$ 31,597
Aggregate indebtedness ("AI")		
Total liabilities in statement of financial condition	$ 22,645	$ 650
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI)	$ 1,510	$ 43
Minimum dollar net capital required	$ 5,000	$ 5,000
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 32,555	$ 26,597
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 35,291	$ 31,532
Percentage of aggregate indebtedness to net capital	60.30%	2.06%

CS SECURITIES, INC.

RECONCILIATIONS OF NET CAPITAL PER AUDITED
AND UNAUDITED FOCUS REPORTS
SCHEDULE II
For the years ended December 31, 2005 and 2004

	2005	2004
Net capital per unaudited FOCUS report	$ 39,900	$ 32,255
Audit and other adjustments	(2,345)	(658)
Net capital per auditors' computations	$ 37,555	$ 31,597

CS SECURITIES, INC.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2005 and 2004

Exemptive provision:

In the opinion of management, CS Securities, Inc. is exempt from the provisions of Rule 15c3-3(k)(2)(i) in that CS Securities does not receive, hold or otherwise perform custodial functions relating to customer securities.

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC RULE 17a-5

To the Board of Directors of CS Securities, Inc.:

In planning and performing the audits of the financial statements of CS Securities, Inc. ("CSS") for the years ended December 31, 2005 and 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CSS that we considered relevant to the objectives stated in rule 17a-5(g)-1 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by CSS in (1) making the quarterly securities examinations, counts, verifications and comparisons; (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because CSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of CSS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CSS's practices and procedures were adequate as of December 31, 2005 and 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors, the Securities and Exchange Commission, the National Association of Securities Dealer, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
February 18, 2006

CS SECURITIES, INC.
FINANCIAL STATEMENTS
and
SUPPLEMENTAL INFORMATION
For the years ended December 31, 2005 and 2004
with
Independent Auditors' Report